UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                       INTERACTIVE BRAND DEVELOPMENT, INC.

                                (Name of Issuer)

                                  Common Stock

                         (Title of Class of Securities)

                                    458404100
                                 (CUSIP Number)

                                December 31, 2004
             (Date of Event Which Requires Filing of this Statement)

|_|   Rule 13d-1(b)
|X|   Rule 13d-1(c)
|_|   Rule 13d-1(d)

                                  SCHEDULE 13G

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CUSIP No. 458404100                                           Page 2 of 11 Pages
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1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Monarch Pointe Fund, Ltd.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          1,739,445
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            1,739,445
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,739,445
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

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CUSIP No. 458404100                                           Page 3 of 11 Pages
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1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     M.A.G. Capital, LLC
     EIN: 300021359
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          1,739,445, some of which are owned by Monarch Pointe Fund,
                    Ltd. ("MPF"), and some of which are owned by M.A.G. Capital,
                    LLC ("MAG"). MAG controls the investments of MPF.
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            1,739,445, some of which are held by MPF and some by MAG.
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,739,445
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

     IA
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

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CUSIP No. 458404100                                           Page 4 of 11 Pages
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--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     David F. Firestone
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          1,739,445, all of which are held by MPF and MAG. David F.
                    Firestone is Managing Member of MAG.
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            1,739,445, all of which are held by MPF and MAG. David F.
                    Firestone is Managing Member of MAG.
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,739,445
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

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CUSIP No. 458404100                                           Page 5 of 11 Pages
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Item 1.     Issuer.

      (a) The name of the issuer is Interactive Brand Development, Inc. (the "Issuer").

      (b) The address of the Issuer's principal executive office is 2200 SW 10th Street, Deerfield Beach, Florida 33442.

Item 2.     Reporting Person and Security.

      (a) Monarch Pointe Fund, Ltd. ("MPF") is a corporation organized under the laws of the British Virgin Islands. M.A.G. Capital, LLC (formerly Mercator Advisory Group, LLC) ("MAG"), a California limited liability company, controls the investments of MPF. David F. Firestone is the Managing Member of MAG. MPF, MAG and David F. Firestone are referred to herein as the "Reporting Persons."

      (b) The business address of each of MAG and David F. Firestone is 555 S. Flower Street, Suite 4200, Los Angeles, CA 90071. The business address of MPF is c/o Bank of Ireland Securities Services, Ltd., New Century House, International Financial Services Center, Mayor Street Lower, Dublin 1, Republic of Ireland.

      (c) MAG is a California limited liability company. MPF is a corporation organized under the laws of the British Virgin Islands.

      (d) The title of the class of securities to which this statement relates is the common stock of the Issuer, $.001 par value per share (the "Common Stock").

      (e) The CUSIP number is 458404100.

Item 3.     If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or
            (c), Check Whether the Person Filing is a:

      (a)   |_|   Broker or dealer registered under Section 15 of the Act (15
                  U.S.C. 78o).

      (b)   |_|   Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c)   |_|   Insurance company as defined in Section 3(a)(19) of the Act
                  (15 U.S.C. 78c).

      (d)   |_|   Investment company registered under Section 8 of the
                  Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e)   |_|   An investment adviser in accordance with ss.
                  240.13d-1(b)(1)(ii)(E).

      (f)   |_|   An employee benefit plan or endowment fund in accordance with
                  ss. 240.13d-1(b)(1)(ii)(F).

                                  SCHEDULE 13G

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CUSIP No. 458404100                                           Page 6 of 11 Pages
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      (g)   |_|   A parent holding company or control person in accordance with
                  ss. 240.13d-1(b)(1)(ii)(G).

      (h)   |_|   A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act (12 U.S.C. 1813).

      (i)   |_|   A church plan that is excluded from the definition of an
                  investment company under Section 3(c)(14) of the Investment
                  Company Act of 1940 (15 U.S.C. 80a-3).

      (j)   |_|   Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

      Not Applicable.

Item 4.     Ownership.

      MPF and MAG each own warrants to purchase shares of Common Stock. MPF owns 35,000 shares of the Series E Convertible Preferred Stock ("Series E Shares") issued by the Issuer which are convertible into Common Stock. On and after December 31, 2004, or earlier if a condition is satisfied, each Series E Share will be convertible into the number of shares of Common Stock determined by dividing $100.00 by the Conversion Price at the time of conversion. The Conversion Price is defined as 50% of the average of the lowest three (3) intra-day trading prices of the Common Stock for the ten (10) trading days preceding the conversion; providing, however, that the Conversion Price may not be less than the Floor Price of $3.00 per share, adjusted for stock splits and similar events and as reduced upon the occurrence of any Event of Default, as defined.

      If Series E Shares are converted at a time when the Conversion Price is equal to the Floor Price but would have been a lower price (the "Assumed Conversion Price") if the provisions regarding the Floor Price did not apply, the holders of such Series E Shares shall be entitled to receive additional shares of Common Stock from an escrow into which securities of the Company have been deposited by a stockholder of the Company. The number of additional shares will be equal to that number which, when added to the number of shares Common Stock into which the Series E Shares are converted, would equal the number of shares of Common Stock that would have been issued upon the conversion of the Series E Shares had the Series E Shares been converted at a conversion price equal to the greater of the Assumed Conversion Price or the Assumed Floor Price, as defined. The Assumed Floor Price is set initially at $0.50 per share, but is subject to adjustment for stock splits and similar events and to reduction upon the occurrence of an Event of Default. The aggregate number of additional shares that may be issued may not exceed 5,833,333.

      The documentation governing the Series E Shares provides that if an Event of Default, as defined, occurs, the Floor Price and Assumed Floor Price shall be reduced to seventy five percent (75%) of the Floor Price and Assumed Floor Price.

      On December 28, 2004, the Reporting Persons and the Issuer reached an agreement concerning an Event of Default that had occurred. The Issuer granted an additional warrant to

                                  SCHEDULE 13G

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CUSIP No. 458404100                                           Page 7 of 11 Pages
-------------------                                           ------------------

purchase shares of Common Stock to MPF, and the Reporting Persons waived the Event of Default and waived the reduction in the Floor Price and the Assumed Floor Price that would otherwise have resulted from the Event of Default. The waivers were limited to that particular instance and did not affect the terms of the Series E Stock with respect to any other Event of Default that might occur. The additional warrant, which covers 400,000 shares of Common Stock, brought the number of shares of Common Stock subject to warrants held by MPF to 744,404.

      The documentation governing the terms of the warrants and the Series E Shares contains provisions prohibiting any exercise of the warrants or conversion of Series E Shares that would result, after giving effect to the transfer of any additional shares from the escrow, in the Reporting Persons owning beneficially more than 9.99% of the outstanding shares of Common Stock as determined under Section 13(d) of the Securities Exchange Act of 1934. The Reporting Persons have never had beneficial ownership of more than 9.99% of the outstanding shares of Common Stock.

      MPF purchased the Series E Shares from the Issuer, and MPF and MAG received the Warrants from the Issuer, on September 28, 2004.

      As of December 31, 2004, MPF and MAG owned the following securities of the
Issuer:

      MPF owned 35,000 Series E Shares and warrants to purchase up to 744,404 shares of Common Stock.

      MAG owned warrants to purchase up to 86,100 shares of Common Stock.

      David F. Firestone owned no securities of the Issuer directly.

      The right to vote and the right to dispose of the shares beneficially owned by MPF are shared among MPF and both MAG and David F. Firestone. The right to vote and the right to dispose of the shares beneficially owned by MAG are shared by MAG and David F. Firestone.

      Assuming that the Issuer had 15,672,425 shares of Common Stock outstanding as of December 31, 2004, which is the number reported by the Issuer as outstanding as of November 30, 2004 in its Registration Statement on Form S-3 filed on December 28, 2004, the individual Reporting Persons had, on December 31, 2004, beneficial ownership of the following numbers of shares of Common Stock which represented the following percentages of the Common Stock outstanding:

                                       Shares Owned      Percentage
                                       ------------      ----------

            MPF                          1,739,445          9.99%

            MAG                          1,739,445          9.99%

            David F. Firestone           1,739,445          9.99%

                                  SCHEDULE 13G

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CUSIP No. 458404100                                           Page 8 of 11 Pages
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      The percentages of the outstanding Common Stock held by the Reporting
Parties set forth above and on the cover pages to this report were determined, using a Conversion Price of $3.00 and an assumed conversion price of $0.22 with respect to the Series E Shares.

Item 5.     Ownership of Five Percent or Less of a Class.

      If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [__]

      Not Applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

      Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

      Not Applicable.

Item 8.     Identification and Classification of Members of the Group.

      Not Applicable.

Item 9.     Notice of Dissolution of Group.

      Not Applicable.

Item 10.    Certifications.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SCHEDULE 13G

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CUSIP No. 458404100                                           Page 9 of 11 Pages
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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2005                MONARCH POINTE FUND, LTD.

                                        By: /s/ Harry Aharonian
                                            ------------------------------------
                                            Harry Aharonian, Director


Dated: February 14, 2005                M.A.G. CAPITAL, LLC

                                        By: /s/ Harry Aharonian
                                            ------------------------------------
                                            Harry Aharonian, Portfolio Manager

Dated: February 14, 2005
                                        /s/ David F. Firestone
                                        ----------------------------------------
                                            David F. Firestone

                                  SCHEDULE 13G

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CUSIP No. 458404100                                          Page 10 of 11 Pages
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                                  EXHIBIT INDEX

Exhibit A         Agreement of Joint Filing

                                  SCHEDULE 13G

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CUSIP No. 458404100                                          Page 11 of 11 Pages
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                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING

      The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Securities Exchange Act of 1934 a report on Schedule 13G, containing the information required by Schedule 13G, for shares of the common stock of Interactive Brand Development, Inc., beneficially owned by Monarch Pointe Fund, Ltd., M.A.G. Capital, LLC and David F. Firestone and such other holdings as may be reported therein.

Dated: February 14, 2005

MONARCH POINTE FUND, LTD.

By: /s/ Harry Aharonian
    -------------------------------
    Harry Aharonian, Director


M.A.G. CAPITAL, LLC

By: /s/ Harry Aharonian
    -------------------------------
    Harry Aharonian, Portfolio Manager

/s/ David F. Firestone
-----------------------------------
    David F. Firestone